UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13A-16 OR 15D-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2026

Commission File Number 001-42885

Agroz Inc.

(Translation of registrant’s name into English)

No. 2, Lorong Teknologi 3/4A, Taman Sains Selangor, Kota Damansara,

47810 Petaling Jaya, Selangor, Malaysia

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒            Form 40-F ☐

Results of Extraordinary General Meeting

On May 22, 2026, Agroz Inc. (the “Company”) held an extraordinary general meeting of shareholders (the “Meeting”), which was held at 10:00 a.m. EST, virtually. At the Meeting, the Company’s shareholders constituting a quorum voted upon and approved all of the proposed resolutions that were described in the Company’s Notice of An Extraordinary General Meeting of Shareholders related to the Meeting, which was attached as Exhibit 99.1 to the Company’s Report of Foreign Private Issuer on Form 6-K furnished to the U.S. Securities and Exchange Commission on April 30, 2026. At the Meeting the shareholders voted upon and approved the following items:

Resolution 1

The authorized share capital of the Company be amended and increased from US$11,500, divided into 100,000,000 Ordinary Shares of a par value of US$0.0001 each and 15,000,000 Redeemable Convertible Preference Shares of a par value of US$0.0001 each, to US$102,000 divided into 1,000,000,000 Class A Ordinary Shares of a par value of US$0.0001 each, 5,000,000 Class B Ordinary Shares of a par value of US$0.0001 each and 15,000,000 Redeemable Convertible Preference Shares of a par value of US$0.0001 each, by: (a) the re-designation of 100,000,000 Ordinary Shares of a par value of US$0.0001 each as Class A Ordinary Shares of a par value of US$0.0001 each, (b) the creation of 900,000,000 Class A Ordinary Shares of a par value of US$0.0001 each, and (c) the creation of 5,000,000 Class B Ordinary Shares of a par value of US$0.0001 each, each with the rights and subject to the restrictions set out in the Amended Articles (as defined below). There were 92,421 votes cast for this resolution (65.75% of the votes cast), 42,129 votes cast against the proposal (29.97% of the votes cast), and 6,010 abstentions (4.28% of the votes cast).

Resolution 2

The amended and restated memorandum and articles of association of the Company be amended and restated in its entirety and be replaced by the form of second amended and restated memorandum and articles of association, as attached to the notice convening the Meeting (the “Amended Articles”). There were 96,499 votes cast for the proposal (68.65% of the votes cast), 37,341 votes cast against the proposal (26.57% of the votes cast), and 6,720 abstentions (4.78% of the votes cast).

Resolution 3

The Company effectuate a reverse share split of its Class A and Class B Ordinary Shares, par value US$0.0001 per share, in a ratio of any whole number in the range of 2-to-1 up to 20-to-1 with such ratio to be determined in the discretion of the Directors (the “Consolidation”), effective upon the Directors determining the ratio and resolving to approve the Consolidation. There were 105,955 votes cast for the proposal (75.38% of the votes cast), 24,940 votes cast against the proposal (17.74% of the votes cast), and 9,665 abstentions (6.88% of the votes cast).

Resolution 4

(a)	Any of the appropriate directors and officers of the Company be, and each of them hereby is, authorized: (i) to prepare, execute, deliver and perform, as the case may be, such agreements, amendments, applications, approvals, certificates, communications, consents, demands, directions, documents, further assurances, instruments, notices, orders, requests, resolutions, supplements or undertakings; (ii) to pay or cause to be paid on behalf of the Company any related costs and expenses; and (iii) to take such other actions, in the name and on behalf of the Company, as each such officer, in his discretion, shall deem necessary or advisable to complete and effect the foregoing resolutions or to carry out the intent and purposes of the foregoing resolutions, the preparation, execution, delivery and performance of any such agreements, amendments, applications, approvals, certificates, communications, consents, demands, directions, documents, further assurances, instruments, notices, orders, requests, resolutions, supplements or undertakings, the payment of any such costs or expenses and the performance of any such other acts shall be conclusive evidence of the approval of the Company thereof and all matters relating thereto; and

(b)	all actions heretofore taken by the directors and officers of the Company with respect to the foregoing resolutions and all other matters contemplated by the foregoing resolutions are hereby approved, adopted, ratified and confirmed.

There were 106,288 votes cast for the proposal (75.62% of the votes cast), 27,831 votes cast against the proposal (19.80% of the votes cast), and 6,441 abstentions (4.58% of the votes cast).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunder.

Agroz Inc.

By:	/s/ Gerard Kim Meng Lim
Gerard Kim Meng Lim Chief Executive Officer

Date: May 29, 2026

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